Filed by TS Innovation Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TS Innovation Acquisitions Corp.

Commission File No. 001-39688

Date: April 16, 2021

Below is the transcript of an interview on the Absolute Return podcast, posted on April 16, 2021

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.com.

Julian Klymochko: Hey Luke, welcome to the show. Super stoked to have you on today to get into all things Latch. Big happenings at the company these days, expanding rapidly. Seeing your products, more and more out in the marketplace, which is awesome to see. I really liked the convenience and they just make sense in the context of everyone having smartphones and people not wanting to mess around with standard keys and things of that nature. So happy to have you on the show today. Prior to getting into the business and some of the products and recent developments. I wanted to touch on your interesting career trajectory. You’ve had a number of entrepreneurial ventures, including GridPotential, Arxterra and you also had experienced at Apple, the largest company out there, prior to founding latch. How did these experiences prepare you for your current role?

Luke Schoenfelder: Well, first of all, thanks so much for having me, great to be here. You know, I always joke, I grew up on Mennonite, on a farm in Pennsylvania, which naturally set me up to run a technology company based in New York City. Like everything in my life has just been a linear progression, but it’s funny. I mean when you look back, I think the common thread for me, I’ve always been really passionate about building product ecosystems and really looking at infrastructure and housing. And so, if you think about the things that I’ve done. Apple, obviously product company, a few people have heard of and think they build some pretty cool stuff, but then in my own entrepreneurial career. I was working on modular housing with

Arxterra. So really thinking about how you can make a space, a better place to live by designing the entire space, and that’s hard. And we weren’t successful. We were actually working in a disaster recovery context in Haiti after the earthquake. And so, one of the most challenging environments out there, but I think taught me so many entrepreneurial lessons. Because if you have to hop on a flight to Haiti with plans on an iPad and sort of figure it out on the ground, that’s a pretty good entrepreneurial task. And it was an amazing experience and I got to work with some great collaborators, like Habitat for Humanity, but, you know, ultimately what we found with Latch was something where it was this kind of perfect sweet spot of an infrastructure problem, a massive market, and something that we felt like we had a unique perspective on and a unique perspective to solve and bring a solution to market in a way that maybe we didn’t in other ventures.

Julian Klymochko: So, sticking with that theme of housing, residential product development, you founded Latch in 2013, so about eight years ago, and really grown it into a sector that’s gaining more and more investor attention, prop tech and all the applications within just a massive total addressable market that is real estate, residential housing, et cetera. Where did the idea for Latch ultimately come from? Like, was it a light bulb moment that you had one day? I know you’ve been in the sector a long time, and in addition to that, what’s really been the key to success in building this company?

Luke Schoenfelder: Yeah, a really interesting question. I think for me, it was a combination of having the right sort of primordial ingredients floating around. And some of the things that I was thinking about, we were watching the smartphone moment reduce the component costs for radios, for cameras, for all of these sensors. And so, you started to have this first sort of IoT hardware, 2.0 boom. Nest, Dropcam, where two of the companies that we’re really looking at and, you know, Nest, fantastic company and, you know, fantastic product and Dropcam similarly. But what Dropcam had managed to do was find, basically 50% of their customers were recurring revenue customers. And we saw the business model that they had come out with and Google subsequently purchased them after Nest. But we said, well, that’s definitely the wave of the future, which is recurring revenue and delivering recurring value.

If they get 50%, is there a way that we could have a hundred percent recurring revenue? And build a software platform where 100% of our users were software customers first and the devices supported the software. And that was really, we had that idea. We saw what was happening in cities. Again, housing and infrastructure have been a passion of mine. And then the third trend that sort of collided was the on-demand economy. So now it seems so obvious that everyone’s going to Instacart and prime now, everything, but in 2013, this was not a mainstream behavior. Airbnb was not a mainstream behavior. I mean, [Inaudible 00:04:40] early adopter products. And what we realized was that the on-demand economy was going to hit legacy infrastructure in urban environments. And there was going to be no solution. You couldn’t get deliveries inside a building without someone being there. If you didn’t have a system like Latch, you wouldn’t be able to get into an apartment that you’d rented without a system like Latch.

And so, for us, what we saw was the component costs are dropping. There’s this new hardware plus software subscription model that is possible now, and there’s this on-demand economy need, that’s going to change the way the buildings and cities operate. And that was really the primordial soup of where Latch came to be. So, I was at Baja Fresh eating a burrito with my now co-founder Dhruva and I was completely broke. I’d cashed out my 401k from my time at Apple, I think $4500 dollar to my name. if I recall correctly, I skipped the guacamole because that was, you know, kind of the phase of life I was in. And, you know, we just sat there and we sketched out the business plan and, you know, it’s just been off to the races since then.

Julian Klymochko: That’s a great story thus far, and really cool to see the developments of which a super interesting one has been that the recently announced going public via a spec. But prior to getting into that, I did want to touch on the products and, you know, the two things that I noticed is a user and a fan of design, number one, they look slick. I mean, the design is great, and that’s super important when putting these on people’s houses and condos apartments. And number two, that user experience, usability functionality is also phenomenal. Aside from those two points, perhaps you could delve more into those two points. What are the main benefits for customers of your products?

Luke Schoenfelder: Absolutely. I’ll go two points. Actually, let me give the benefits, then I’ll come back to those two points. Because it’s all sort of unrelated, but we’ve always seen our products as solving a multi-stakeholder problem. And so, each stakeholder they don’t know or care about the problems that other users have. They look at it and they like solve my problem. So, when you’re an Airbnb guest and you show up in a new city, you just want to quickly get into your space and be able to check in and be able to live, you know, feel like you live at that property. And what Latch enables you to do is quickly download the app, show up at any door, get in, control everything through your phone and not have to deal with a key exchange, not have to worry about any physical credentials. It just all happened super smoothly, it’s super easy, awesome.

You don’t think about how much this saves the management as well. And so, you have a great experience as the resident, whereas the guest and then for the building manager, they have all sorts of challenges. I mean, if you think managing keys personally, as annoying, imagine scaling that times a thousand or then thousand or a hundred thousand as some of our customers do. And then imagine that every 18 months, every one of those keys changes over and somebody in between has probably copied the keys, lost the keys, locked themselves out, again times a thousand, ten thousand, a hundred thousand. Massive problem, huge operational drain. And so, what we’ve done is make it all digital so they can sit there and it’s as easy to add somebody, you know, in our web portal, you know, it’s a digital web portal, so it’s just super simple. You never have to touch physical keys, physical infrastructure, and you can do it all remotely, huge value prop for them. They don’t even have to think about, you know, how it worked for the service provider. Service provider, like a UPS delivery person, their experience, they go up, they have a package they need to deliver to a building. They use their own device, scan the package and get a time-limited code to get in. They enter the code; they drop the package off. Everybody’s got a great experience that’s different, but is it tailored for their needs and their use cases. And I think that’s the secret to our ecosystem is thinking like a user in every single context. I mean, when we were working with UPS, I insisted on actually going and doing deliveries myself. So, I had a UPS uniform. I was doing, you know, delivery routes in Manhattan to actually understand how to better design these products.

And as an example of that, our Intercom product actually has physical buttons. So, it’s a full Android device that has physical buttons to control it, and the reason why? Every delivery person wears gloves. And so, putting a touchscreen on it, it means that they’re not going to use it because if you have to take off your gloves each time you want to make a delivery to that building, you’re just going to skip the building. And I witnessed that happening again and again and again, and I’m like, well, we got to have a physical button smartphone. Well, that’s a pretty crazy interface to design, but you know, we did it. And I think those were the insights that you get when you’re close to your customers. And that’s how you build great products and ecosystems.

Michael Kesslering: I really appreciate that the attention to detail to get that close to your customers, it’s really fantastic to hear. And so, looking into the unit economics of your business, I mean, all of that flows through, into the financials and in your investor presentation, you mentioned that you have a out of 6.8 times lifetime value of a customer compared to your customer acquisition costs. What are the main drivers that’s allowing you to build such strong unit economics? Is it, you know, that you have very low churn or you have a lower-than-average customer acquisition costs, what’s really driving that?

Luke Schoenfelder: Yeah, so kind of all of the above, and the other thing I’ll say is that 6.8X LTV to CAC that is contracted not even like true lifetime value, we believe that there’s likely to be renewal activity beyond that, which just increases the LTB and improves that ratio. But, you know, we’ve never turned a customer. So that really helps with your lifetime value. We have 154% net dollar booking expansion, meaning that we’ve upsold our existing customer base significantly, which improves our LTV to CAC. And then we also you know, the way that we’ve managed to build our relationships in the industry, once we’re working with someone where they’re trusted technology partner. And so, it’s not like acquiring users online where you’re dumping money into Facebook ads, it’s a partnership where we know the real estate operator super well, and we’re able to solve the most valuable problems because they just tell us what the most valuable problems are, right. And so, if you’re the person that they go to, and they’re like, hey, this is really bothering me, could you fix it? And for us to look at it, internalize it, look across the entire world and say, are these use cases that we’re seeing universally? Yes, let’s build a solution there. I mean, that’s how we built all of the products that we have in Latch today.

Michael Kesslering: Another thing that really caught my eye in the investor presentation was that you mentioned that 97% of your customers prepaid their full six-year contract up front. So, this kind of generates a little bit of a float, both Julian and I are big Warren Buffett fans. It’s something that him and Charlie Munger talk about constantly. How do you utilize this float in your business?

Luke Schoenfelder: Yeah, so, you know, what’s really important for us is to make sure that we’re providing that long-term value for our customers. And so, our customers are making these infrastructure decisions for their whole property. And that’s why they’re excited to prepay upfront. And for us, what that enables us to do is to really accelerate our investment, our continued investment and innovation, right? Because the things that they’re prepaying for are very high margin, SAS subscription software. And so, we know what our margin is going to be on that. And so, we feel very, very comfortable being able to reinvest that into additional features, additional services, additional products that will make the experience better and better for each building over time.

Julian Klymochko: Now, Luke, I did want to get into the recently announced a merger with SPAC TS Innovation Acquisition, valued Latch at a $1 billion dollar enterprise value. So, congratulations on that massive milestone for the company. And what I find pretty fascinating is that, you know, the SPAC sponsor, Tishman Speyer. Obviously, a massive player in the real estate business. They know it, you know, one of the leading experts in real estate, not only that, but they were an existing investor in Latch, participating in the $70 million Series B back in 2018. So, they’re effectively doubling down. I was wondering, given this existing relationship, how did that SPAC process go? Was it, you know, a fairly straightforward marriage or was it somewhat competitive with other potential, you know, blank check companies involved or potential IPO process, direct listing? Were you considering other strategic alternatives?

Luke Schoenfelder: Oh yeah. So, all of the above, and I think the other interesting dynamics was we had several of our investors had their own SPACs.

Julian Klymochko: Oh, okay.

Luke Schoenfelder: Several of our investors had their own SPAC in the middle of 2020, not you know, now that’s not that big of a deal. A lot of people have this problem, but we’re sitting there in the summer of 2020, and we had numerous of our existing shareholders with their own SPACs. And so, it added absolutely a competitive dynamic. But it also allowed us to really focus on what was going to matter and what mattered to us was a shared vision and shared set of values. And while we had a shared vision and values with lots of our investors, the Tishman Speyer relationship has always been really, really special just because of the type of assets that they focus on and the long-term view that they take on the market. And, you know, that’s been something we’ve always admired in each other. And, you know, one of the reasons why this is such a great fit and, you know, we just loved the whole team there. And Rob and I have been friends for years at this point.

Julian Klymochko: Yeah, and I’m sure the experience, guidance and, you know, board participation helps a lot, not to mention

Luke Schoenfelder: Being able to work in their portfolio. You know, we talked about R&D. Being able to work at not just a commercial office, but Rockefeller Center. I mean, I watched a lot of 30 rock, right? Like that’s one of the biggest offices in the world and to go in and get to understand the inner workings of something like that with such a close partner is really, really exciting and unique.

Julian Klymochko: Yeah, a number of strategic advantages would certainly set them apart within that competitive process. Another key aspect of this SPAC merger was the pipe financing. So, $190 million dollars onto the balance sheet. In addition to that capital that the SPAC brings, how was raising the pipe financing when you conducted this process?

Luke Schoenfelder: Yeah, I mean, it was pretty overwhelming. You know, just talking about kind of, what’s been publicly stated. The upsized of the pipe significantly. And if you look at who we, you know, brought in. BlackRock, Fidelity, Wellington, Durable, Chamath, it was spruce house. Something for everybody, you know, a lot of really incredible investors and it was very gratifying just to see so many people understand the model that we were building because, you know, we came of age before prop tech existed. People didn’t know how to categorize this. And I spent so much time on sand hill road trying to explain to people that we were going to do enterprise software and, you know, have devices and they could not break out of the, why don’t we sell the consumer? Why don’t you be the nest for locks? And it was just like, that’s not our vision. That’s not the really big outcome here. We really believe that we can do it at a scale that nobody else can and build this infrastructure if we focus on this market. Frankly, in San Francisco, a lot of it is just network. And those folks do not know real estate people. It’s just not the Bay Area, it is not a common like mass scale profession to work in the real estate industry. And so, a lot of those venture funds could just not do the diligence that they needed to do. Whereas somebody in New York, they’ve got 17, you know, friends and cousins and whoever else. Who run a big real estate fund, and it was very easy for them to get the story and understand why they would invest? And if you look at our cap table, you know, we have the largest real estate companies in the world as investors the whole way, because we were solving their problems hand in hand every time.

Julian Klymochko: And so, is that where historically the vast majority of your capital came from? The VCs out on the West Coast didn’t necessarily understand the business model, but the New York real estate companies, they just got it.

Luke Schoenfelder: What we did was we always had a leading sort of venture capital firm lead the financing, but I would say we never had, every person and their brother feeding frenzy on sand hill road because people just couldn’t understand the story. What would happen is, as soon as somebody put a term sheet down, you know, Lux Capital letter Series A. Primary Ventures Letter C Brown, RRE, Avenir Growth Capital, all very, you know, prestigious firms, but it was because they were able to connect with the real estate side and with our customers, and really dig in and be like, Whoa, this is really cool. And, you know, really invest in a way that people didn’t understand. And now, as we’ve transitioned to, you know, speaking to public market investors, it’s much easier for them to do that diligence as well, because many of them have that overlap with real estate in their portfolios, et cetera, and are able to very quickly trend map and understand who our customers are because they’re investors in many of our customers as well on the public REIT side.

Julian Klymochko: That makes sense. So, getting into, once this TSIA deal closes, TSIA, [Inaudible 00:18:31] SPAC, ticker symbol it’s expected in the current quarter. Latch will have as much as $500 million dollars on its balance sheet. So, a war chest to pursue growth opportunities. What are some of the use of proceeds and key growth initiatives once they’re up and trading as a newly minted public company?

Luke Schoenfelder: Yeah, for us we’re focused on as we’ve always been on building the best products for our customers. And I think what you’ll see from us, is deepening our product suite. I mean, we’ve talked a lot about, you know, everything from connectivity to delivery and guest experience, you know, in sort of deepening our suite and multifamily. We’ve also talked about new markets, so commercial office about expanding internationally, and this gives us the ability to just continue to invest and also continue to not only leverage our customer and payments and our revenue, but to also have this separate budget just for R&D. We also have the opportunity to do inorganic growth. Pursuing organic growth opportunities. So, if we see the right companies that align with our product, vision, and view of the world, you know, being opportunistic is another thing that gets opened up here.

Michael Kesslering: And so, I’m very curious. You spoke about the origin story and mapping out how the company would work and everything around that. I mean, looking at the company today, you have a combination as you had mentioned, strategic investors like Tishman Speyer and Brookfield. All the way to traditional venture capital. When you were originally mapping it out, did you foresee the kind of alignment of interests and really raising that strategic capital? Or were you just simply looking to find capital? How did this evolve?

Luke Schoenfelder: So, it’s really funny. It was totally organic. So, what would happen is we would get introduced to some big real estate company, and I would go in very earnestly, explain our vision and explain what we wanted to do, but then also ask them for feedback. And they would spend 35 minutes telling us all the reasons why our idea was stupid, why it wasn’t going to work. And, you know, just kind of got used to it and real estate, there’s a lot of bravado, there’s some pretty big personalities. And then I would be walked to the door and somebody would put their hand on my shoulder and be like, Hey, would you be interested in me putting some money in, you know, I don’t know if this is going to work or not, but could I put some money in? And so, they just spent 45 minutes telling me all the reasons why it wasn’t going to work, but then asked to put a check-in. So that was this interesting dynamic where I’m like, maybe they do think this is going to work, right. And so, it ended up being that, there’s literally a Wall Street Journal Article about this.

And then we got some of the largest families in New York City to have one thing in common, which was their investment in Latch. And I think it was because of these. We went to customers, we said, give us your feedback, tell us all the reasons we’re going to fail. And then I think that openness was really refreshing to them. And they’re like, well, if you’re willing to ask all the reasons you’re going to fail and listen to us, I want to back you. And so that’s kind of how it came together, sort of organically like that.

Julian Klymochko: And it certainly seems like that’s how you developed the best products by knowing where the pain points are and you know, where the demand truly lies.

Luke Schoenfelder: And I think there’s this myth, I think around product development that there’s this golden tablet theory, right? Like if we build it, everyone’s going to just recognize how genius we are and when we show up. And I think the reality is like, that’s not how it works. You got to go and be very close to your customers and solve their problems. And that’s not to say, we don’t go heads down. We do, we go heads down once we’ve gotten all these inputs. But when we come back with the solution a year later, it’s informed by those conversations we had.

Julian Klymochko: Yeah, and that makes a lot of sense with respect to product development and how you’re addressing the marketplace. And speaking of the market, like there’s a lot of incumbents in this sector that seemingly had a lock, no pun intended on the market. So, I was wondering like, how did you guys get into and compete with these large incumbents? And ultimately what set you apart and led to success in an area where now it looks like they’re scrambling to catch up?

Luke Schoenfelder: Yeah, I think, well, what’s interesting about it is that we either have no competitors or we have lots of competitors depending on how you look at it. And for us being a software platform, really the first building operating system for this multi-family space, we don’t really have any direct competitors right now. But if you look at the companies that are substitutes on just the lock side, which is where we started, right? You have Assa Abloy, massive publicly traded conglomerate. Allegion, massive publicly traded conglomerate. Dormakaba, and ultimately, you know, what we decided to focus on was that multi-stakeholder nature of the products and to serve each one of the stakeholders, which they had never really done before. And the reason was that they don’t know anyone in real estate. So, the way that those products are sold, they’re always sold through distribution.

So, if you called the CEO of one of those publicly traded, you know, access control companies, they probably couldn’t tell you the CEO of a real estate company, but they could tell you the CEO of a distributor that they work with because they always saw the distributor as their customer. And so, all of their intelligence about where the market was going was whispered down the lane through a distributor and, you know, distributors are not necessarily the best product development resources. They’re really important for getting products set up, installing them the right way and providing great ongoing support, but aren’t necessarily going to give the most user centric view on all of the things happening in a building. And so, for us, again, we just kind of didn’t know any better. We just went directly to the real estate owners and be like, Hey, this is what we’re making. Do you want to buy it? And they’re like, yeah, I want to buy it. And then, you know, we backed into having distribution and we work with lots of great distributors across the U.S, but we didn’t go distributor first. And that was why we have this incredible strength of our products. And we’ve been able to enable this growth because we weren’t hamstrung by having an information sort of filter,

Julian Klymochko: Right, and that approach to the market certainly sets you apart and has allowed you to differentiate really satisfying that customer demand that perhaps the incumbents couldn’t see or couldn’t envision. Now Luke, I wanted to give you the opportunity to basically, you know, talk to investors on why they should consider, you know, the PropTech industry, which is rapidly growing, you know, a new sector in the market. And specifically, what is the investment case for Latch stock once you guys have, you know, completed this SPAC merger and, you know, what are some key reasons why investors should pay attention to you guys?

Luke Schoenfelder: It’s a great question. I mean, I would say everybody check out our latch.com/investors, you know, you can see all of our public materials there, but sort of just opine a little bit. I mean, rent is the world’s oldest subscription product, right? There is not a subscription product other than that. And if you’ve been a renter, you know, the experience totally sucks, like it just sucks. It’s broken, it doesn’t work well. It’s super inefficient. And if my Hulu membership had as many pain points in it, as my rental like subscription did, I would dump Hulu, right? And yet rent has persisted in this way by providing a bad experience. And we think what we can do is really upgrade the experience for everybody that touches that rental asset and then expand to every space.

But going back to this sort of Silicon Valley sort of case on this. Few years ago, people thought this was a niche market. And the reality is, there’s 47 million rental homes in the United States between apartments and single-family rental. There are massive numbers of people that have their daily reality in a space like this. And for us, our goal is to make each one of those spaces better, better for the owner, better for the resident, better for the service providers. And as part of delivering that value, we’re going to capture value. You know, we’re already capturing significant value today. I mean, one in ten apartments built in United States last year were built with our products and, you know, we’re really just getting started. And so, I think if you’re a believer in spaces and people continue to live in spaces, and you’re a believer in software being an efficient way to manage those spaces, I think Latch is best positioned to own that market going forward.

Julian Klymochko: Yeah, and you guys really are adding a lot of value. You’ve got the products; you’ve got the software platform and really simplifying the entire real estate process.

Luke Schoenfelder: The average Latch app user uses our app 4.6 times per day.

Julian Klymochko: Wow.

Luke Schoenfelder: I mean, think about the number of apps on your phone you’re touching 4.6 times a day, not too many. And I think our opportunity to grow and build on that relationship is really, really exciting.

Julian Klymochko: Yeah. I agree. Compelling story. Super excited to watch how it develops in the market. You know, certainly wish you the best of luck. I want to thank you for the super interesting conversation, insights, your backstory, and really explaining us the Latch business model and where you see things going on a go forward basis. So, thank you so much for coming on the podcast and excited to see how things develop.

Luke Schoenfelder: Thanks so much Julian, thanks so much Michael. Appreciate you having me.

Julian Klymochko: All right. Thanks Luke. And we’re wishing you the best of luck with respect to the TS Innovation Acquisitions deal and the go forward growth of Latch. So, we’ll be cheering you on and best of luck. Thanks.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between Latch and TSIA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, TSIA filed a registration statement on Form S-4 with the SEC on March 10, 2021, which included a proxy statement of TSIA and a prospectus of TSIA. TSIA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TSIA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TSIA through the website maintained by the SEC at www.sec.gov In addition, the documents filed by TSIA may be obtained free of charge from TSIA’s website at www.TSIAcorp.com or by written request to TSIA at TS Innovation Acquisitions Corp., 45 Rockefeller Plaza, 7th Floor, New York, NY 10111.

PARTICIPANTS IN SOLICITATION

TSIA and Latch and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TSIA’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS LEGEND

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Latch, Inc. (“Latch”) and TS Innovation Acquisitions Corp. (“TSIA”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Latch and the markets in which it operates, and Latch’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of TSIA’s securities, (ii) the risk that the transaction may not be completed by TSIA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TSIA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of TSIA and Latch, the satisfaction of the minimum trust account amount following redemptions by TSIA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger or the termination of any PIPE investor’s subscription agreement, (vi) the effect of the announcement or pendency of the transaction on Latch’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Latch or diverts management’s attention from Latch’s ongoing business operations and potential difficulties in Latch employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Latch, TSIA or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment, (x) the ability to maintain the listing of TSIA’s securities on the Nasdaq Capital Market (“Nasdaq”), (xi) the price of TSIA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Latch plans to operate, variations in performance across competitors, changes in laws and regulations affecting Latch’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the amount of redemption requests made by TSIA’s public stockholders, (xiv) the ability of TSIA to issue equity or equity-linked securities in connection with the transaction or in the future, (xv) possible variances between the unaudited historical financial information Latch presents and its audited financial statements, when they become available and (xvi) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TSIA’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by TSIA from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Latch and TSIA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Latch nor TSIA gives any assurance that either Latch or TSIA will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Latch or TSIA or any other person that the events or circumstances described in such statement are material.